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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
     INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No._____ )(1)

                             METEOR INDUSTRIES, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   591475 10 8
          ------------------------------------------------------------
                                 (CUSIP Number)

                         Wayne W. Mills and Tamara Mills
                                 5020 Blake Road
                                 Edina, MN 55436
                              Phone: (612) 930-9453

                                 With a copy to:
                             William M. Mower, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 30, 2000
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

     CUSIP No. 591475 10 8                                           Page 2 of 7
     ---------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Wayne W. Mills
     ---------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     ---------------------------------------------------------------------------
     3.   SEC USE ONLY


     ---------------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

          PF
     ---------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     ---------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
     ---------------------------------------------------------------------------
                         7   SOLE VOTING POWER
          NUMBER OF
                             874,000
           SHARES        -------------------------------------------------------
                         8   SHARED VOTING POWER
        BENEFICIALLY

        OWNED BY EACH    -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER
          REPORTING
                             874,000
           PERSON       --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
            WITH

     ---------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          874,000 (includes warrants to purchase 190,000 shares of common stock)
     ---------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        ( X )

     ---------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          23.4%
     ---------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

          IN
     ---------------------------------------------------------------------------


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                                 SCHEDULE 13D

     CUSIP No.  591475 10 8                                          Page 3 of 7
     ---------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Tamara P. Mills
     ---------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     ---------------------------------------------------------------------------
     3.   SEC USE ONLY


     ---------------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

          PF
     ---------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     ---------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
     ---------------------------------------------------------------------------
                         7   SOLE VOTING POWER
          NUMBER OF
                             50,000
           SHARES        -------------------------------------------------------
                         8   SHARED VOTING POWER
        BENEFICIALLY

        OWNED BY EACH    -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER
          REPORTING
                             50,000
           PERSON       --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
            WITH

     ---------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,000
     ---------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        ( X )

     ---------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.4%
     ---------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

          IN
     ---------------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.10 par value, of Meteor Industries, Inc., a Colorado corporation ("Meteor"). The address of Meteor's principal executive offices is 1401 Blake Street, Suite 200, Denver, CO 80202.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Wayne W. Mills and Tamara Mills. Mr. Mills' business address is 5020 Blake Road South, Edina, MN 55436. Mr. Mills is a private investor. Ms. Mills' address is 5020 Blake Road South, Edina, MN 55436. Ms. Mills is a private investor. Mr. and Ms. Mills are husband and wife.

         During the last five years, neither Mr. Mills nor Ms. Mills have been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Both Mr. Mills and Ms. Mills are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Meteor Common Stock subject to this Statement are held by the Reporting Persons solely for investment purposes.

         Meteor recently announced the execution of a merger agreement with ActiveIQ Technologies, Inc. ("Active"). Mr. Mills owns approximately 6.6% of the outstanding common stock of Active and has been retained by Active as a financial consultant with respect to the pending merger. Mr. Mills may be deemed to be a promoter of the pending merger.

         Although the Reporting Persons have not formulated any other definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.


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


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         a.- b. Mr. Mills owns 874,000 shares (includes warrants to purchase 190,000 shares). Ms. Mills owns 50,000 shares. Mr. and Ms. Mills each disclaim beneficial ownership over their spouse's shares. According to the most recently filed Quarterly report on Form 10-Q of Meteor, as of November 14, 2000, 3,548,056 shares of Meteor common stock were issued and outstanding. Accordingly, based on such report Mr. Mills owns 23.4% of the outstanding shares and Ms. Mills owns 1.4% of the outstanding shares.

c.       TRANSACTIONS WITHIN THE LAST 60 DAYS

Identity of Entity:  Wayne W. Mills

              Date                    No. of Shares           Price
              12/15/00                    4,100               $3.50
              12/18/00                    2,000               $4.00
              12/28/00                    3,900               $4.10
              01/05/01                  150,000*              $3.00

*Plus warrants to purchase 90,000 shares

All of the above transactions were open market purchases, except for a private placement purchase on January 5, 2001.

Identity of Entity: Tamara Mills

         No transactions within the last 60 days.


         d.       Not applicable.

         e.       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Mills has been retained by Meteor as a financial consultant with respect to a pending private placement of Meteor's securities and may receive a structuring fee of up to $150,000 in connection with such engagement. Except as set forth in the preceding sentence, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Copy of an Agreement by and between Mr. and Ms. Mills to file this Statement on Schedule 13D on behalf of each of them.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 18, 2001                            /s/ Wayne W. Mills
                                                 ------------------------------
                                                       Wayne W. Mills




Dated: January 18, 2001                            /s/ Tamara Mills
                                                   ----------------------------
                                                       Tamara Mills



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                                    EXHIBIT A

                                    AGREEMENT
                          TO JOINTLY FILE SCHEDULE 13D


         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Meteor Industries, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated:   January 18, 2001                          /s/ Wayne W. Mills
                                                   ----------------------------
                                                       Wayne W. Mills




Dated:   January 18, 2001                          /s/ Tamara Mills
                                                   ----------------------------
                                                       Tamara Mills


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